Contact

www.linkedin.com/in/noahpryor (LinkedIn)
www.noahpryor.com (Personal)
beehiiv.com (Company)

Top Skills

Ruby

Start-ups

Git

Noah Pryor

cto at beehiiv
New York, New York, United States

Summary

Currently CTO at Beehiiv, formerly first employee and CTO of Teachable

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Experience

beehiiv
Chief Technology Officer
September 2022 - Present (1 year 9 months)
New York, New York, United States

Teachable
7 years 11 months

Principal Engineer
January 2022 - April 2022 (4 months)

CTO
June 2014 - April 2022 (7 years 11 months)
NY

Create and Sell Online Courses - www.teachable.com

I joined Teachable as the first employee in 2014 and have lead the Technology team ever since, through
- Rebuilding the founder's PHP MVP version of the platform in Ruby on Rails and building out engineering best practices like continuous integration and monitoring.
- Grew technology team from 1 to ~80 and oversaw all of the changes inherent to that like developing an engineering matrix, splitting the original tech team into separate product, eng and data teams and then later into pods and crews.
- Hired a VP of engineering and head of data
- Assisted with fundraising and due diligence for our seed and series A fundraising rounds and Hotmart's 2020 acquisition of teachable.

iCapital Network
Software Engineer

November 2013 - May 2014 (7 months)

Developer #1 on an angular and rails based marketplace for Private Equity funds

Brightbox
Software Engineer
October 2012 - October 2013 (1 year 1 month)
New York, NY

Full stack web developer - creating backend system that brightboxes plug into for reporting management. Postgresql, Ruby/Rails, redis, CSS3 and responsive design.

SeatGeek
Marketing Specialist
June 2012 - September 2012 (4 months)
New York, NY

Retargeting, Analytics @ SeatGeek

Apple
Specialist
July 2011 - May 2012 (11 months)
New York

Developed iPhone application using HTML5 and MySQL that performs bottom line price comparisons on products and features and real time currency conversion
Handle first-tier technical support
Educated customers on technical aspects of Apple products
Rated in the top 2% of coworkers by customer feedback scores
#1 in gross sales per quarter out of 1500 specialists at the store while working part time.

MoreBeerMoney
Cofounder
January 2011 - June 2011 (6 months)
Founded MoreBeerMoney.com, a website that gathers textbook information for classes and returns a list of the cheapest vendors for the books, donating a portion of the proceeds to charities and student organizations of the user's choice
Developed the user interface of MoreBeerMoney in PHP, CSS, HTML, JavaScript and jQuery.

Organized and implemented a marketing strategy that combined social media (Facebook, Twitter, Linkedin, etc.), traditional new media, and grassroots outreach to student organizations to spread to ten campuses within three months

SiteCoach, Developer
Code Monkey
May 2009 - September 2010 (1 year 5 months)

Utilized various Search Engine Optimization techniques to increase the rankings of clients sites
Prepared weekly site reports for Classicaltv.com tracking visitor loyalty, video plays, traffic sources and
conversion rates.

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Education

Columbia University in the City of New York
Bachelor of the Arts, Economics · (2009 - 2012)

Vanderbilt University
B.A., Economics · (2008 - 2009)

Lanier middle school